

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet R[illegible]
Nonthaburi 11000

Company Registration No. 163
Tel.: 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706



January 5, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 003/2005**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I & II) in December 2004.

  Date: January 5, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure



Summary Translation Letter
To the Stock Exchange of Thailand
January 5, 2005

SSA-CP 003/2005

January 5, 2005

Subject: Report on the results of the exercise of warrants (ESOP Grant I & II) in December 2004

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

The details of ESOP	ESOP Grant I	ESOP Grant II
Issued amount	8,000,000 units	4,400,100 units
Issued dated	March 27, 2002	May 30, 2003
Exercise price	13.375 Baht per share	6.42 Baht per share
Exercise ratio	1 warrant per 2 ordinary shares	
Maturity of warrants	5 years from the first date of the issuance and offering of warrant	

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I & II) in December 2004, as follows;

The details	ESOP Grant I	ESOP Grant II
The number of exercised warrants in this month	28,900 units	127,000 units
The number of unexercised warrant	7,559,700 units	3,743,600 units
The number of ordinary shares derived from this exercise	57,800 shares	254,000 shares
The number of remaining ordinary shares reserved for warrants	15,119,400 shares	7,487,200 shares